Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

EARNINGS TO FIXED CHARGES	2009	2008	2007	2006	2005
Earnings before tax, and cumulative effect of change in accounting principle	$1,404.4	$2,093.8	$3,411.9	$3,006.0	$2,002.4
Fixed charges
Interest expense	99.8	106.3	123.2	113.4	108.9
(Gain) loss on debt prepayment	—	—	16.6	1.1	10.6
Total fixed charges	99.8	106.3	139.8	114.5	119.5

Earning plus fixed charges	$1,504.2	$2,199.7	$3,551.7	$3,120.5	$2,121.9

Earnings to fixed charges	15.1	20.7	25.4	27.2	17.8

	2009	2008	2007	2006	2005
Total debt	$1,280.3	$1,290.0	$1,449.8	$1,528.1	$1,172.1
Cash and cash equivalent balance	(772.3)	(716.7)	(1,409.3)	(1,022.8)	(876.0)
Net debt	508.0	573.3	40.5	505.3	296.1

Total capitalization
Net debt	508.0	573.3	40.5	505.3	296.1
Stockholders’ equity	3,875.6	3,381.3	3,848.1	3,666.6	3,326.1
Total capitalization	$4,383.6	$3,954.6	$3,888.6	$4,171.9	$3,622.2

Net debt/total capitalization (*)	11.6%	14.5%	1.0%	12.1%	8.2%

(*) Represents net debt divided by total capitalization